# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scilex Holding Company, CIK 0001820190
CUSIP: 80880W106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001193125-23-247412
Filed by CIK 0001994894
Persons authorized to receive notices and communications: Xiao Xu, Sole Manager, SCLX Stock Acquisition JV LLC, 960 San Antonio Road, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- SCLX Stock Acquisition JV LLC (CIK 0001994894): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: subject company funds (SC); sole voting power 80,586,928; shared voting power 0; sole dispositive power 80,586,928; shared dispositive power 0; aggregate amount beneficially owned 80,586,928 (21.1% of the class)
  Comment: Note to Rows 7, 9, 11: Comprised of (i) 51,039,214 shares of common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company (the "Issuer"), (ii) 490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Amendment No. 5 to Schedule 13D (this "Amendment No. 5") has been filed with the Securities and Exchange Commission ("SEC"), and (iii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer ("Series A Preferred Stock") which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Issuer's Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022 (the "Certificate of Designations")) by $10.00) and as of the date of this Amendment No. 5 such preferred stock is entitled to 32,596,371 votes as a result of adjustments to the conversion price of such preferred stock in accordance with the terms of the Certificate of Designations.
  
  Note to Row 13: Percent of class beneficially owned is calculated based on 243,312,885 shares of Common Stock outstanding as of January 14, 2025, plus 490,617 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person that are exercisable within 60 days of the date on which this Amendment No. 5 has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person are not included in this percentage. The Reporting Person's aggregate voting power, including shares of Series A Preferred Stock (which as of the date of this Amendment No. 5 such preferred stock is entitled to 32,596,371 votes as a result of adjustments to the conversion price of such preferred stock in accordance with the terms of the Certificate of Designations) and assuming the exercise of all warrants held by the Reporting Person, is 30.44%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Scilex Holding Company
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Comment:
Explanatory Note
This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on September 29, 2023 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company, a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Romeg License Amendment

On January 16, 2025, the Issuer entered into a First Amendment to License and Commercialization Agreement (the "License Amendment") with Rxomeg Therapeutics, LLC a/k/a Romeg Therapeutics, LLC ("Romeg") to amend a previously executed license agreement. In consideration of the execution of the License Amendment, and as contemplated by that certain Transfer Agreement entered into between the Issuer and Romeg, the Reporting Person transferred to Romeg an aggregate of 779,371 shares of Common Stock, held by the Reporting Person.

Amendment to Senior Secured Promissory Note

As previously disclosed by the Issuer, the Issuer issued a Senior Secured Promissory Note, dated as of September 21, 2023, to Oramed Pharmaceuticals Inc. ("Oramed", and the note, as amended, the "Oramed Note"). Pursuant to the Oramed Note, the Issuer is required to repay the entire remaining principal balance of the Oramed Note on the Maturity Date, which is defined in the Oramed Note as March 21, 2025 (the "Existing Maturity Date").

On January 21, 2025, the Issuer and the Reporting Person entered into an amendment letter with Oramed (the "Oramed Amendment"), pursuant to which, among other things, Oramed agreed to extend the Maturity Date under and as set forth in the Oramed Note from the Existing Maturity Date to December 31, 2025 (the "Extended Maturity Date").

As described in the Oramed Amendment, if the Maturity Date was not extended from the Existing Maturity Date to the Extended Maturity Date by January 31, 2025, the payment deferrals in Section 1(b) of the Tranche B Deferral and Consent Letters (each as defined in the Oramed Amendment) would not take effect, and the deferred payments thereunder would immediately become due and payable, and the failure to make any such payments on or prior to such date will constitute an immediate Event of Default under the Tranche B Notes (each as defined in the Oramed Note). In addition, if an Event of Default occurred under the Tranche B Notes, the holders of such notes and the agent (in its capacity as collateral agent for such holders) would be entitled to exercise certain secured creditor remedies pursuant to the Tranche B Notes and the other Transaction Documents (as defined therein), including, without limitation by recourse against the assets of the Reporting Person as a grantor under the Security Agreement.

Accordingly, in consideration of such extension, the Reporting Person delivered to Oramed by deposit/withdrawal at custodian with the Depository Trust Company an aggregate of 3,250,000 shares of Common Stock, held by the Reporting Person.

The foregoing summary of the Oramed Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Oramed Amendment, a copy of which is filed as an exhibit to this Amendment No. 5 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 5, the Reporting Person has not effected any transactions of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Oramed Amendment and is incorporated herein by reference. Copy of this Oramed Amendment is attached as an exhibit to this Amendment No. 5 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 Amendment to Senior Secured Promissory Note, dated January 21, 2025, by and among the Issuer, the Reporting Person and Oramed Pharmaceuticals Inc.

## Signatures
- SCLX Stock Acquisition JV LLC: /s/ Xiao Xu, Xiao Xu, Sole Manager (01/23/2025)